EXHIBIT 4.3

FORM OF LOCK-UP AGREEMENT

September 9, 2009

Geron Corporation
230 Constitution Drive
Menlo Park, California 94025
Attention: Chief Financial Officer

Ladies and Gentlemen:

     Geron Corporation, a Delaware corporation, (the “Company”), and ________ (the “Investor”) have entered into a Common Stock and Warrant Purchase Agreement dated as of the date hereof (the “Purchase Agreement”), providing for the purchase of _______ shares (the “Shares”) of the Company’s common stock, par value $0.001 (“Company Common Stock”) and a warrant (the “Warrant”) to purchase _______ shares of Company Common Stock (the “Warrant Shares”) by the Investor. The Shares, the Warrant and the Warrant Shares are collectively referred to herein as the “Securities.”

     The Investor hereby agrees that, without the prior written consent of the Company, it will not, during the period commencing on the date hereof and ending on September 9, 2010 (such period referred to herein as the “Lock-Up Period”), offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Securities or securities convertible into or exchangeable or exercisable for any shares of Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement (collectively, the foregoing are referred to herein as “Trading Activity”). The restrictions on Trading Activity during the Lock-Up Period, as set forth herein, are referred to as the “Lock-Up”. Notwithstanding anything to the contrary set forth herein, the Company agrees that the Lock-Up shall be waived, and the Investor may engage in Trading Activity, at any time during the Lock-Up Period in which each of the following requirements are contemporaneously met: (a) the closing prices of the Company Common Stock (as adjusted for stock splits, dividends, combinations and similar events), as quoted on The Nasdaq Global Market (“Nasdaq”), for each of the five (5) consecutive trading days immediately preceding such Trading Activity are greater than or equal to $15.00 per share, and (b) the Trading Activity is executed at a price, or prices, as quoted on Nasdaq, greater than or equal to $15.00 per share. The provisions of this paragraph shall not apply to transactions relating to shares of Company Common Stock or other securities in each case acquired in open market transactions.

     The Investor confirms that this Lock-Up Agreement is irrevocable and shall be binding on the Investor’s legal representatives, successors and assigns. The Investor agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent against the transfer of the Securities except in compliance with the terms and conditions of this Lock-up Agreement. This Lock-up Agreement shall be governed by, and construed in accordance with, the laws of the State of California.

Very truly yours,

[Investor]

By:
Name:
Title:

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